Filed by Enova International, Inc.

pursuant to Rule 425 under the

Securities Act of 1933, as amended

Subject Company: Grasshopper Bancorp, Inc.

Commission File Number: 001-35503

GRASSHOPPER ANNOUNCEMENT

EMPLOYEE FAQ

About the Announcement

What was announced today?

- Enova is acquiring Grasshopper Bank to create a powerful digital bank, uniting a leader in online consumer and small business lending with a best-in-class, client-first digital bank.

- The merger combines Enova’s world-class analytics and advanced online lending expertise with Grasshopper’s leading digital banking services, including its successful Banking-as-a-Service (BaaS) program.

- We have signed a definitive agreement for Enova International to acquire Grasshopper Bank:https://www.prnewswire.com/news-releases/enova-announces-definitive-agreement-to-acquire-grasshopper-bank-302639059.html

Why did Grasshopper agree to be acquired? And, why does Enova want to acquire a bank like Grasshopper?

- This transaction strengthens both Enova and Grasshopper’s strategic goals and the value we offer customers, including:

- Product and operational simplification by offering our lending products through a national bank charter, combining Enova’s world-class analytics and advanced online lending expertise with Grasshopper’s leading digital banking services, including its successful Banking-as-a-Service (BaaS) program;

- Growth and diversification opportunities in existing and adjacent consumer and small business markets from expanded product offerings;

- Enhanced balance sheet strength and flexibility from more diversified funding opportunities, including customer deposits; and - Increased financial inclusion by leveraging Enova’s technology and allowing the combined company to serve more individuals and communities with convenient, transparent lending and banking services.

Leadership, Culture & Future Direction

Who will lead the combined company?

- After closing, Grasshopper Bank will be the primary bank subsidiary of Enova, which will be a newly formed bank holding company.

- Mike Butler (Grasshopper’s current CEO) will serve as President of Grasshopper bank.

- He will report to Steve Cunningham, who will be appointed CEO of Grasshopper Bank. And employees will continue to operate under the current management and org structure.

- Grasshopper employees will continue to operate under the current management and org structure.

- And as previously announced by Enova in July, Steve Cunningham will assume the role of Enova CEO effective January 1, 2026.

How will this impact company culture?

- We believe our cultures are strongly aligned, with a shared focus on innovation and customer first orientation. For now, it is important to emphasize that it is business as usual for all Grasshopper employees.

- Our core culture and day-to-day operations have not changed, and the 2026 strategy remains firmly in place.

Will our values be the same?

- Our cultures are strongly aligned, sharing a focus on innovation and a customer-first orientation. Both companies have an inclusive, entrepreneurial culture that values accountability, top talent, collaboration and community engagement.

- This strong alignment in our core values means we expect a smooth integration, allowing us to focus quickly on leveraging our combined strengths to create a stronger company.

Does this change our company’s strategy or direction?

- Enova has been a leader - if not the leader from our viewpoint - in digital lending for well over a decade. Moving into this space has been on our strategic roadmap for the last 12 months and while we have gained some momentum, this combination will expedite adding key products that we will be able to provide to our overall client base.

- Your focus should remain entirely on our current business objectives and maintaining our high standards of service.

Your Role & Team Structure

What does this mean for Grasshopper employees?

- Grasshopper employees will continue to operate under the current management and organizational structure.

- There are no changes to your current day-to-day responsibilities as a result of this announcement. Our immediate focus is on the necessary regulatory and operational steps for this merger.

Will there be layoffs or changes in org structure?

- Grasshopper employees will continue to operate under the current management and organizational structure.

- We will be assessing the integration structure over the next several months - Given our two organizations are largely complementary, we do not expect significant changes to our staffing in the short term. We will be thoughtfully designing the combined organizational structure over the next several months to build on the strengths of both teams.

Will department leadership change?

- Grasshopper employees will continue to operate under the current management and org structure. Over the next several months, we will be assessing and determining the integration structure, but we do not anticipate major changes in the short term.

Will hiring be paused or frozen?

- We will continue to fill key vacancies and evaluate hiring new roles through the lens of finding efficiencies, deploying technology and hiring key resources.

Pay, Benefits & Equity

How does the [announcement/close] impact my current salary and benefits? If it is changing, when would those changes take effect?

- The Grasshopper compensation structure for salary and short-term cash incentive awards will remain in place through 2026. Our current benefit and insurance plans will also remain in place as we head into the new year and any potential changes in 2026 will be communicated with plenty of notice. In the meantime, we are happy to share that the benefit plans at Enova are highly comparable to Grasshopper.

How does this impact my Grasshopper equity?

- For current equity holders: This merger creates a potential opportunity for your existing equity grants to vest on an accelerated timeline, subject to successful completion of the regulatory review. Following the close, Enova, as a public company, may elect to pay out the value of these vested grants in cash, based on the financial terms of the transaction. Holders of Grasshopper equity grants will receive specific details as we approach the closing date.

- For all employees: During the closing process Grasshopper will not be issuing additional equity to shareholders or employees. As a public company, you may have future opportunities to participate in the Enova equity programs based on level and job role. More information would be relayed closer to a closing date.

Will Grasshopper service count at Enova?

- Yes, you will keep your Grasshopper service date for benefit vesting and/or benefit eligibility purposes.

Daily Work & Business Operations

Will any lines of business be impacted?

- Grasshopper employees will continue to operate under the current management and org structure.

- We will be assessing the integration structure over the next several months, and both Grasshopper and Enova are committed to providing updates as major milestones are met during the regulatory process to keep you as informed as possible. .

Will our projects or clients be affected?

- We will continue to monitor our projects and progress through the Project Management cross-functional team.

- Client communications is a part of the communication plan and our client-facing teams will be provided additional information to assist with questions.

Will vendor or partner relationships change?

- Our partners and vendors remain a key part of our strategy and remain integral to Grasshopper’s client value proposition and this merger. No major changes with our key partners and vendors are expected.

Will the acquiring company influence daily decision-making prior to close?

- While we are undergoing the required regulatory review, Grasshopper will continue to operate under the current management and org structure. While Grasshopper and Enova leadership work through the regulatory review and integration timeline, your day-to-day responsibilities and our decision-making remains the same.

Integration, Timeline & Logistics

What will the integration timeline look like?

- The proposed merger is subject to regulatory approval. While we cannot provide a specific date, this is a multi-step process that will take time.

- We will provide updates as milestones are reached, but in the meantime, your current work and objectives are unchanged.

How often will employees receive updates?

- Because the merger is subject to regulatory approvals, we don't have a fixed update schedule. We will, however, provide updates when major milestones are reached in the regulatory process.

Will we continue to be a remote work org?

- Enova has major locations in Chicago, Denver, New York City and South Jordan, Utah along with a number of remote based employees.

- For those close to office locations, Enova practices a hybrid work arrangement. So there will be an opportunity for Grasshopper employees to utilize office space once the transaction is complete.

- In the meantime, there are no immediate plans to change our working from away arrangements. But, as always, Grasshopper may require reasonable travel and visiting our existing locations as part of your employment with the bank.

Will relocation be required?

- No relocation is required. If you do decide to relocate to an area where an Enova office is available, there may be an opportunity to utilize office space once the regulatory review is complete.

- As always, a reminder that Grasshopper’s relocation policy requires you to advise your manager and HR prior to committing to any location change.

I have additional questions, who can I talk to?

- We recognize these types of events can cause uncertainty. You can reach out to a member of the Executive Team or contact Grasshopper HR. If you’d like support outside of the bank, please know our Employee Assistance Program (EAP) offers resources available to help-whether you’re looking for recommendations for qualified professional assistance.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You should not place undue reliance on these statements. These forward-looking statements give current expectations or forecasts of future events and reflect the views and assumptions of senior management with respect to, among other things, projections as to the anticipated benefits of the proposed transaction as well as statements regarding the impact of the proposed transaction on Enova’s and the combined company’s business, financial condition, operations and prospects, the amount and timing of synergies from the proposed transaction and the closing date for the proposed transaction. When used in this communication, terms such as “believes,” “estimates,” “should,” “could,” “would,” “plans,” “expects,” “intends,” “anticipates,” “may,” “forecast,” “project” and similar expressions or variations as they relate to Enova, the combined company or their respective management are intended to identify forward-looking statements.

Forward-looking statements address matters that involve risks and uncertainties that are beyond the ability of Enova to control and, in some cases, predict. Accordingly, there are or will be important factors that could cause the actual results to differ materially from those indicated in these statements. Key factors that could cause the actual financial results, performance or condition to differ from the expectations expressed or implied in such forward-looking statements include, but are not limited to, the following: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement entered into between Enova and Grasshopper, including the payment of any termination fee due thereunder; the outcome of any legal proceedings that may be instituted against Enova or Grasshopper; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction) or stockholder approvals or to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the ability to obtain or add bank functionality and a bank charter; the possibility that the anticipated benefits and synergies of the proposed transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Enova and Grasshopper do business; the possibility that the proposed transaction may be more expensive to complete than anticipated; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction; changes in Enova’s share price before the closing of the proposed transaction; risks relating to the potential dilutive effect of shares of Enova common stock to be issued in the proposed transaction; and other factors that may affect future results of Enova and the combined company.

The foregoing list of factors is not exhaustive and new factors may emerge or changes to these factors may occur that could impact Enova’s or the combined company’s business and cause actual results to differ materially from those expressed in any of our forward-looking statements. Additional information regarding these and other factors may be contained in Enova’s filings with the Securities and Exchange Commission (the “SEC”). Readers of this communication are encouraged to review Enova’s filings with the SEC, including the risks described under “Risk Factors” contained in Enova’s Form 10-K and any updates to those risk factors contained in subsequent Forms 10-Q, to obtain more detail about Enova’s risks and uncertainties. The forward-looking statements in this communication are made as of the date of this communication, and Enova disclaims any intention or obligation to update or revise any forward-looking statements to reflect events or circumstances occurring after the date of this communication. All forward-looking statements in this communication are expressly qualified in their entirety by the foregoing cautionary statements.

Important Additional Information will be Filed with the SEC

In connection with the proposed transaction, Enova International, Inc. (“Enova”) will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “registration statement”), which will contain a proxy statement of Grasshopper Bancorp, Inc. (“Grasshopper”) and a prospectus of Enova (the “proxy statement/prospectus”), and Enova may file with the SEC other relevant documents regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS CAREFULLY AND IN THEIR ENTIRETY AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BY ENOVA, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ENOVA, GRASSHOPPER AND THE PROPOSED TRANSACTION. A definitive copy of the proxy statement/prospectus will be mailed to stockholders of Grasshopper when that document is final. Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus, as well as other filings containing information about Enova, free of charge from Enova or from the SEC’s website when they are filed by Enova. The documents filed by Enova with the SEC may be obtained free of charge at Enova’s website, at https://ir.enova.com/sec-filings, or by requesting them by mail at Enova International, Inc., Attention: General Counsel, 175 West Jackson Blvd., Suite 600, Chicago, Illinois 60604.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any security holder of Enova or Grasshopper. However, Enova, Grasshopper and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Grasshopper in respect of the proposed transaction. Information about Enova’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2024 and other documents filed by Enova with the SEC. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. Free copies of this document may be obtained as described in the preceding paragraph. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities of Enova or a solicitation of any vote or approval with respect to the proposed transaction by Enova or Grasshopper, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.